13/02 '03 THU 17:29 FAX 603 26987398 SIME DARBY BHD M'SIA →→→ SECEXCH COMM WSH 001

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

03 FEB 13 AM 7:21

LETTER FOR MAINTENANCE OF EXEMPTION

13 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 2

03003855

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement on the change in shareholding of YM Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya, a Director of Sime Darby Berhad, released on 13 February 2003.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlw 2/19

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 13-02-2003 05:22:38 PM
Reference No SD-030122-53031

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

Particulars of director

* Name	:	**Tunku Tan Sri Dato' Seri Ahmad bin Tunku Yahaya**
* Address	:	**5 Lorong Duta Satu, 50480 Kuala Lumpur.**
* Descriptions(class & nominal value)	:	**Ordinary shares of RM0.50 each in Sime Darby Berhad**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **10-02-2003**	* **400,000**	

Circumstances by reason of which change has occurred	:	**Disposal of shares by way of gift**
Nature of interest	:	**Direct**
Consideration (if any)	:	**Nil**
Total no of securities after change	:	
Direct (units)	:	**0**
Direct (%)	:	**0**
Indirect/deemed interest (units)	:	**0**
Indirect/deemed interest (%)	:	**0**
* Date of notice	:	**13-02-2003**
Remarks	:	